Exhibit 99.5

Rule 13a-14(a) or Rule 15d-14(a) Certification - Chief Financial Officer

I, Jocelyn H. Perry, certify that:

1.    I have reviewed this amendment no. 1 to the annual report on Form 40-F of Fortis Inc.; and

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

/s/ Jocelyn H. Perry
Jocelyn H. Perry
Executive Vice President, Chief Financial Officer

St. John’s, Canada
April 2, 2020